===============================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington DC 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of March 2007


                        Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                (Translation of registrant's name into English)

        17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.


This report on Form 6-K shall be deemed to be incorporated by reference into any Rule 13e-3 Transaction Statement on Schedule 13E-3 filed after the date hereof by the Company that specifically incorporates this report by reference in such Schedule.

===============================================================================

Information furnished on this form:

Announcement, dated March 5, 2007, by the Registrant regarding the Final Results for the Year Ended 31 December 2006


EXHIBITS

   EXHIBIT
   NUMBER                                                               PAGE
   -------                                                              ----
    1.1            Announcement, dated March 5, 2007, by the              5
                   Registrant regarding the Final Results for the Year Ended 31 December 2006

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                              (Registrant)




Date: March 6, 2007          By:  /s/ Peter Jackson
                                  --------------------------------------------
                                  Peter Jackson
                                  Chief Executive Officer

                           [GRAPHIC OMITTED -- LOGO]
              ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                         [CHINESE CHARACTERS OMITTED]
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                                STOCK CODE: 1135

                               PRESS ANNOUNCEMENT
               FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

The Board of Directors (the "Board") of Asia Satellite Telecommunications Holdings Limited (the "Company") is pleased to announce the results, audited at the date of this release, of the Company and its subsidiaries (the "Group") for the year ended 31 December 2006, together with comparative figures for the corresponding year in 2005 as follows:

CONSOLIDATED INCOME STATEMENT
(ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)
-------------------------------------------------------------------------------

                                                                             YEAR ENDED 31 DECEMBER
                                                                            ------------------------
                                                             NOTE              20 06           2005
                                                             ----              -----           ----
CONTINUING OPERATIONS
Sales                                                          2             929,902         879,705
Cost of services                                               3            (410,640)       (419,029)
                                                                            --------        --------

GROSS PROFIT                                                                 519,262         460,676
Other gains - net                                              3              92,793          43,711
Administrative expenses                                        3             (94,585)        (83,880)
                                                                            --------        --------

OPERATING PROFIT                                                             517,470         420,507
Finance Costs                                                                   (152)              -
Share of loss of associates                                                   (8,391)         (3,872)
                                                                            --------        --------

PROFIT BEFORE INCOME TAX                                                     508,927         416,635
Income tax expense                                             4             (55,522)        (51,270)
                                                                            --------        --------

PROFIT FROM CONTINUING OPERATIONS AND FOR THE YEAR                           453,405         365,365
                                                                            ========        ========

ATTRIBUTABLE TO:
- equity holders of the Company                                              454,009         366,184
- minority interests                                                            (604)           (819)
                                                                            --------        --------

                                                                             453,405         365,365
                                                                            ========        ========

EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO THE EQUITY
  HOLDERS OF THE COMPANY DURING THE YEAR
  (expressed in HK$ per share)

- basic                                                        5                1.16            0.94
                                                                            ========        ========

- diluted                                                      5                1.16            0.94
                                                                            ========        ========

DIVIDENDS                                                      6             136,593         136,593
                                                                            ========        ========

CONSOLIDATED BALANCE SHEET
(ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)
-------------------------------------------------------------------------------

                                                                            AS AT 31 DECEMBER
                                                                     --------------------------
                                                                          2006             2005
                                                                          ----             ----
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment                                        2,630,847        2,620,911
Leasehold land and land use rights                                      23,616           24,199
Intangible assets                                                        1,276            1,339
Unbilled receivable                                                    171,047          174,563
Interests in associates                                                 10,057           14,294
Amount paid to tax authority                                           154,911           93,666
                                                                     ---------        ---------

TOTAL NON-CURRENT ASSETS                                             2,991,754        2,928,972
                                                                     ---------        ---------

CURRENT ASSETS
Inventories                                                                354              434
Trade and other receivables                                            119,647          118,598
Cash and cash equivalents                                            1,979,457        1,635,526
                                                                     ---------        ---------

TOTAL CURRENT ASSETS                                                 2,099,458        1,754,558
                                                                     ---------        ---------


TOTAL ASSETS                                                         5,091,212        4,683,530
                                                                     =========        =========

EQUITY
Capital and reserves attributable to the Company's
   equity holders
Ordinary shares                                                         39,027           39,027
Share premium                                                            4,614            4,614
Retained earnings
- Proposed final dividend                                              105,372          105,372
- Others                                                             4,272,591        3,955,175
                                                                     ---------        ---------

                                                                     4,421,604        4,104,188
Minority interests                                                       4,933            5,537
                                                                     ---------        ---------

TOTAL EQUITY                                                         4,426,537        4,109,725
                                                                     ---------        ---------

CONSOLIDATED BALANCE SHEET
(ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED)
-------------------------------------------------------------------------------

                                                                             AS AT 31 DECEMBER
                                                                       --------------------------
                                                                            2006             2005
                                                                            ----             ----
LIABILITIES
NON-CURRENT LIABILITIES
Deferred income tax liabilities                                          191,739          192,654
Deferred revenue                                                         142,624           87,654
Other payables                                                             1,770                -
                                                                       ---------        ---------

TOTAL NON-CURRENT LIABILITIES                                            336,133          280,308
                                                                       ---------        ---------


CURRENT LIABILITIES
Construction payables                                                      1,736            3,096
Other payables and accrued expenses                                       96,495           64,118
Deferred revenue                                                         153,101          151,982
Current income tax liabilities                                            77,089           74,180
Dividend payable                                                             121              121
                                                                       ---------        ---------

TOTAL CURRENT LIABILITIES                                                328,542          293,497
                                                                       ---------        ---------

TOTAL LIABILITIES                                                        664,675          573,805
                                                                       ---------        ---------


TOTAL EQUITY AND LIABILITIES                                           5,091,212        4,683,530
                                                                       =========        =========


NET CURRENT ASSETS                                                     1,770,916        1,461,061
                                                                       =========        =========


TOTAL ASSETS LESS CURRENT LIABILITIES                                  4,762,670        4,390,033
                                                                       =========        =========

Notes (ALL AMOUNTS IN HONG KONG DOLLAR THOUSANDS UNLESS OTHERWISE STATED):

1.    Summary of significant accounting policies

      The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

      1.1 Basis of preparation

      The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs) and have been prepared under the historical cost convention.

      The preparation of financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies.

      NEW STANDARDS AND AMENDMENTS TO PUBLISHED STANDARDS
      The following new standards, amendments to standards and interpretations are mandatory for the financial year ended 31 December 2006:

      o Amendment to IAS/HKAS 19, 'Actuarial gains and losses, group plans and disclosures', effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group;
      o Amendment to IAS/HKAS 39, Amendment to `The fair value option', effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group;
      o  Amendment  to IAS/HKAS  21,  Amendment  'Net  investment  in a foreign operation', effective for annual periods beginning on or after 1 January 2006. This amendment has no impact on the Group;
      o Amendment to IAS/HKAS 39, Amendment 'Cash flow hedge accounting of forecast intragroup transactions', effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group;
      o Amendment to IAS/HKAS 39 and IFRS/HKFRS 4, Amendment 'Financial guarantee contracts', effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group;
      o IFRS/HKFRS 6, 'Exploration for and evaluation of mineral resources', effective for annual periods beginning on or after 1 January 2006. This standard is not relevant for the Group;
      o IFRIC/HK(IFRIC)-Int 4, 'Determining whether an arrangement contains a lease', effective for annual periods beginning on or after 1 January 2006. The Group has reviewed its contracts. Some of them are required to be accounted for as leases in accordance with IAS/HKAS 17, 'Leases'. However, these leases are operating leases, and their reclassification has had no impact on the expense recognised in respect of them;
      o IFRIC/HK(IFRIC)-Int 5, 'Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds', effective for annual periods beginning on or after 1 January 2006. This interpretation is not relevant for the Group; and
      o IFRIC/HK(IFRIC)-Int 6, 'Liabilities arising from participating in a specific market - waste electrical and electronic equipment', effective for annual periods beginning on or after 1 December 2005. This interpretation is not relevant for the Group.

      The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

      o IFRIC/HK(IFRIC)-Int 7, 'Applying the restatement approach under IFRS/HKFRS 29', effective for annual periods beginning on or after 1 March 2006. Management does not expect this interpretation to be relevant for the Group;
      o IFRIC/HK(IFRIC)-Int 8, 'Scope of IFRS/HKFRS 2', effective for annual periods beginning on or after 1 May 2006. Management does not expect this interpretation to be relevant for the Group;
      o IFRIC/HK(IFRIC)-Int 9, 'Reassessment of embedded derivatives', effective for annual periods beginning on or after 1 June 2006. Management does not expect this interpretation to be relevant for the Group;
      o IFRIC/HK(IFRIC)-Int 10, 'Interim financial reporting and impairment', effective for annual periods beginning on or after 1 November 2006. Management is currently assessing the impact of this interpretation on the Group's operations;
      o IFRS/HKFRS 7, 'Financial instruments: Disclosures', effective for annual periods beginning on or after 1 January 2007. IAS/HKAS 1, 'Amendments to capital disclosures', effective for annual periods beginning on or after 1 January 2007. Management is currently assessing the impact of this standard on the Group's operations;
      o IFRIC-Int 11-IFRS 2, 'Group and treasury share transactions', effective for annual periods beginning on or before 1 March 2007. Management does not expect this interpretation to be relevant for the Group;
      o IFRIC-Int 12, 'Service concession arrangements', effective for annual periods beginning on or before 1 January 2008. Management is currently assessing the impact of this interpretation on the Group's operations; and
      o IFRS 8, 'Operating segments', effective for annual periods beginning on or before 1 January 2009. Management is currently assessing the impact of this standard on the Group's operations.

      1.2  Consolidation

      The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31 December.

      (a)  Subsidiaries
      Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

      Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

      The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group`s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

      Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

      In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

      (b) Associates
      Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

      The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

      Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

      In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

      1.3  Segment reporting

      A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

      1.4  Foreign currency translation

      (a) Functional and presentation currency
      Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (`the functional currency'). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

      (b) Transactions and balances

      Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

      Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

      (c)  Group companies
      The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

      (i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

      (ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

      (iii) all resulting exchange differences are recognised as a separate component of equity.

      1.5  Property, plant and equipment

      Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

      Buildings in the course of development for production, rental or administrative purposes or for purposes not yet determined, are carried at cost, less any identified impairment loss. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

      Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the financial year in which they are incurred.

      Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to their residual values over their estimated useful lives, at the following rates per annum:

      Satellites:
      -   AsiaSat 2                        8%
      -   AsiaSat 3S                       6.25%
      -   AsiaSat 4                        6.67%
      Buildings                            4%
      Tracking facilities                  10%-20%
      Furniture, fixtures and fittings     20%-33%
      Other equipment                      25%-33%
      Motor vehicles                       25%
      Plant and machinery                  20%

      The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

      An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

      Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the income statement. When revalued assets are sold, the amounts included in other reserves are transferred to retained earnings.

      1.6  Intangible assets - Licences

      The licences are shown at historical cost. One licence has a finite useful life and is carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of the licence over its estimated useful life (112 months). The other licence does not have a finite useful life.

      1.7  Impairment of assets

      Assets that have an indefinite useful life are not subject to amortisation, are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

      1.8  Goodwill

      Goodwill represents the excess of the cost of an investment over the fair value of the Group's share of the net identifiable assets of the acquired associates at the date of investment. Goodwill on investment of associates is included in interests in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

      Goodwill is allocated to cash-generating units for the purpose of impairment testing.

      1.9  Inventories

      Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present locations and conditions. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

      1.10  Trade and other receivables

      Trade and other receivables are recognised initially at fair value less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 180 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is recognised in the income statement within administrative expenses.

      1.11  Cash and cash equivalents

      Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

      1.12  Share capital

      Ordinary shares are classified as equity.

      Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

      1.13  Borrowings

      Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

      1.14  Deferred income tax

      Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

      Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

      Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

      1.15  Employee benefits

      (a)  Pension obligations
      The Group participates in defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The pension plans are generally funded by payments from employees and by the relevant Group companies. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

      (b) Share-based compensation
      The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets).
      Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

      (c) Profit-sharing and bonus plans
      The expected cost of profit sharing and bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

      Liabilities for profit sharing and bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

      1.16  Provisions

      Provisions for environmental restoration, asset retirement obligations, restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

      Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

      1.17  Revenue recognition

      Revenue from transponder utilisation is recognised on a straight-line basis over the period of the agreements. The excess of revenue recognised on a straight-line basis over the amount received and receivable from customers in accordance with the contract terms is shown as unbilled receivable.

      Revenue from the sale of transponder capacity under transponder purchase agreements is recognised on a straight-line basis from the date of delivery of the transponder capacity until the end of the estimated useful life of the satellite.

      Deposits received in advance in connection with the provision of transponder capacity are deferred and included in other payables.

      Services under transponder utilisation agreements are generally billed quarterly in advance. Such amounts received in advance and amounts received from the sale of transponder capacity under transponder purchase agreements in excess of amounts recognised as revenue are recorded as deferred revenue. Deferred revenue which will be recognised in the following year is classified under current liabilities and amounts which will be recognised after one year are classified as non-current.

      Interest income is accrued on a time basis, by reference to the principal amounts outstanding and at the interest rate applicable.

      1.18  Operating leases (as the lessee)

      Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on a straight-line basis over the period of the lease.

      1.19  Dividend distribution

      Dividend distribution to the Company's equity holders is recognised as a liability in the financial statements in the period in which the dividends are approved by the Company's equity holders.


2.    Sales and segment information

      The Group's sales is analysed as follows:

                                                                      2006          2005
      Income from provision of satellite transponder capacity
          - recurring                                              850,425       850,436
          - non-recurring                                           49,911             -
      Sales of satellite transponder capacity                       24,491        24,491
      Other revenue                                                  5,075         4,778
                                                                  ----------    ----------
                                                                   929,902       879,705
                                                                  ==========    ==========

      The Group has only one business segment, namely the operation, maintenance and provision of satellite telecommunication systems for broadcasting and telecommunications. The Group's primary reporting format for segment reporting purposes under HKAS 14 "Segment Reporting" is the geographical basis. For the purpose of classification, the country where the customer is incorporated is deemed to be the source of sales. However, the Group's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of expenses, assets and liabilities has been presented.

      The following table provides an analysis of the Group's sales by geographical markets:

                                                                      2006         2005
      Hong Kong                                                    341,567      341,698
      Greater China, including Taiwan                              194,831      202,730
      United States of America                                      79,813       78,205
      United Kingdom                                                53,211       49,401
      Australia                                                     37,317       27,927
      Others                                                       223,163      179,744
                                                                  ---------    ----------
                                                                   929,902      879,705
                                                                  =========    ==========

3.   Operating profit

                                                                                     2006         2005

       Interest income                                                             92,710       43,606
       Gain on disposal of property, plant and equipment other than transponders       70           99
       Others                                                                          13            6
                                                                                  --------    ----------
                                                                                   92,793       43,711
                                                                                  ========    ==========

       Salary and other benefits, including directors' remuneration                82,930       60,748
       Pension costs - defined contribution plans                                   4,625        4,344
                                                                                  --------    ----------
       Total staff costs                                                           87,555       65,092
                                                                                  ========    ==========

       Auditors' remuneration                                                       1,775          769
       Bad debts written off                                                       11,997        2,987
       (Write back)/provision for impairment of receivables made                   (8,468)       7,700
       Depreciation, amortisation and impairment expenses                         297,758      295,278
       Operating leases
            - premises                                                              4,383        5,872
            - leasehold land & land use rights                                        583          583
       Net exchange loss                                                              404          547
                                                                                  ========    ==========

4.   Income tax expense

      A significant portion of the Group's profit is treated as earned outside Hong Kong and is not subject to Hong Kong profits tax. Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year.

      Overseas tax, including the Foreign Enterprises Income Tax in the People's Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain of the overseas jurisdictions.

      The Group currently has a tax case in dispute with the Indian tax authorities. Details of this are set out in note 7.

                                                                                     2006        2005
      Current income tax
      - Hong Kong profits tax                                                      38,856      45,056
      - Overseas taxation                                                          17,581      18,818
      Deferred income tax reversal                                                   (915)    (12,604)
                                                                                  --------    ---------
                                                                                   55,522      51,270
                                                                                  ========    =========

      The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

                                                                                      2006         2005
      Profit before tax                                                            508,927      416,635
                                                                                  =========    ==========

      Tax calculated at tax rate of 17.5% (2005: 17.5%)                             89,062       72,911
      Tax effect of income not subject to tax                                      (96,999)     (84,164)
      Tax effect of expenses not deductible for tax purposes                        45,440       43,027
      Tax effect of tax losses of associates not recognised                            438          678
      Effect of income tax rate differential between Hong Kong and overseas
         locations                                                                  17,581       18,818
                                                                                  ---------    ----------
      Tax expense                                                                   55,522       51,270
                                                                                  =========    ==========

      The effective tax rate of the Group was 10.9% (2005: 12.3%).

5.    Earnings per share

      BASIC
      Basic   earnings  per  share  is   calculated   by  dividing  the  profit
      attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year. 2005 2004 2006 2005

      Profit attributable to equity holders of the Company                         454,009     366,184
                                                                                  =========   ==========

      Weighted average number of ordinary shares in issue (thousands)              390,266     390,266
                                                                                  =========   ==========

      Basic earnings per share (HK$ per share)                                        1.16        0.94
                                                                                  =========   ==========

      DILUTED
      Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has share options of dilutive potential ordinary shares. The calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

                                                                                      2006         2005
      Profit used to determine diluted earnings per share                          454,009      366,184
                                                                                  =========    ==========

      Weighted average number of ordinary shares in issue (thousands)              390,266      390,266
      Adjustments for - share options (thousands)                                        -           26
                                                                                  ---------    ----------
      Weighted average number of ordinary shares for diluted earnings per share
         (thousands)                                                               390,266      390,292
                                                                                  =========    ==========

      Diluted earnings per share (HK$ per share)                                      1.16         0.94
                                                                                  =========    ==========

6.   Dividends

      The dividends paid during the years ended 2006 and 2005 were $136,593 (HK$0.35 per share) and $136,593 (HK$0.35 per share) respectively. A dividend in respect of 2006 of HK$0.27 per share, amounting to a total dividend of $105,372 is to be proposed at the Annual General Meeting on 18 May 2007. These financial statements do not reflect this dividend payable. 2006 2005

      Interim dividend paid of HK$0.08 (2005: HK$0.08) per ordinary share           31,221       31,221
      Proposed final dividend of HK$0.27 (2005: HK$0.27) per ordinary share        105,372      105,372
                                                                                  ---------    ---------
                                                                                   136,593      136,593
                                                                                  =========    =========

7.   Contingencies

      Under Indian tax regulations, the Group may be subject to Indian income tax on revenues received by the Group in respect of income from provision of satellite transponder capacity to the Group's customers for purposes of those customers carrying on business in India or earning income from any source in India.

      The Indian tax authorities have assessed the Group for income tax as follows:

      Assessment year                                                                Amount HK$         Amount INR
                                                                                  (approximate)      (approximate)
      1997-98                                                                        20 million        115 million
      1998-99                                                                        23 million        141 million
      1999-00                                                                        22 million        127 million
      2000-01                                                                        14 million         84 million
      2001-02                                                                        29 million        171 million
      2002-03                                                                        38 million        210 million
      2003-04                                                                        50 million        316 million
      2004-05                                                                        58 million        330 million
                                                                                  --------------    ---------------
      Total                                                                         254 million      1,494 million
                                                                                  ==============    ===============

      The Group has filed appeals for each of the assessment years 1997-98 to 2004-05.

      No assessment has yet been made for the 2005-06 or 2006-07 assessment years.

      The Income Tax Appellate Tribunal (the "Tribunal") in an earlier appeal filed against the original assessment for the assessment year 1997-98 held that the Group is liable for Indian income tax under certain circumstances. The Group does not believe that it is liable for the Indian income tax as held by the Tribunal and has filed an appeal against the Tribunal's decision. The tax authorities have also filed an appeal against the Tribunal's decision. Both the appeals have been admitted by the High Court.

      In order to obtain a stay of recovery proceedings, the Group has made payments as follows and has recorded these payments as an asset on the assumption that the amounts are recoverable:

      Assessment year                                                                Amount HK$        Amount INR
                                                                                  (approximate)     (approximate)
      1997-98                                                                        13 million        78 million
      1998-99                                                                        14 million        88 million
      1999-00                                                                        11 million        62 million
      2000-01                                                                         9 million        50 million
      2001-02                                                                        20 million       119 million
      2002-03                                                                        27 million       148 million
      2003-04                                                                        39 million       226 million
      2004-05                                                                        22 million       125 million
                                                                                  --------------    --------------
      Total                                                                         155 million       896 million
                                                                                  ==============    ==============

      In addition, based on the general principles set forth by the Tribunal, the amount of income taxable in India depends on the payments made by the Group's customers to the Group for the purpose of those customers carrying on business in India or earning income from any source in India. As such information is proprietary in nature and has not been provided by the Group's customers, the Group cannot reasonably estimate the taxable income and therefore also cannot estimate the amount of income tax to which the Group may be assessed. Furthermore, as stated above, the Group has filed an appeal against the Tribunal's decision. The appeal has been admitted by the High Court and is pending before the Court. Accordingly, no provision has been recognised for Indian income tax in the Group's financial statements.

8.    Purchase, sale or redemption of own securities

      During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

9.    Corporate Governance

      Throughout 2006, the Group applied the principles and complied with the Code on Corporate Governance Practices ("CG Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange") with certain deviations as outlined below.

      The CG Code provides that a majority of the members of the Remuneration Committee should be independent non-executive directors ("INEDs"). However, the Remuneration Committee is composed of three members, of whom one is an INED and the other two are Non-executive Directors ("NEDs"). The Committee is chaired by the INED. Having committee members representing the majority shareholders adds value as the representative of CITIC Group ("CITIC") brings in the knowledge of local market pay practices (China in general and Hong Kong more specifically), whereas the SES S.A. ("SES") (formerly SES GLOBAL S.A.) representative adds the satellite industry specific dimension. It is logical to have a small Remuneration Committee as it allows open, frank and very focused discussions. Strict compliance with the CG Code would have the Committee consist of at least 5 members, implying that all the INEDs and close to half of the NEDs would have to participate the Committee so as to maintain the balance of input from the main shareholders' representative.

      The  Group  has  adopted  procedures  governing   Directors'   securities
      transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules.

10.   Audit Committee

      The Audit Committee consists of five members, three of whom are Independent Non-executive Directors who satisfy independent, financial literacy and experience requirements, whilst the other two members are
      Non-executive Directors and have only observer status with no voting rights. The Committee is chaired by an Independent Non-executive Director, who possesses appropriate professional qualifications and experience in financial matters.

      The Committee has reviewed the accounting principles and practices adopted by the Group and the consolidated financial statements for the year ended 31 December 2006 in conjunction with the Company's external auditors.

11.   Charges on Assets

      The Group did not have any charges on assets as at 31 December 2006 and 31 December 2005.

12.   Publication of detailed results, announcement on the exchange's website

      A detailed results announcement containing all the information required by paragraphs 45 of Appendix 16 of the Exchange Listing Rules will be published on the Exchange's website in due course.

13.   Miscellaneous

      The Directors are not aware of any material changes from the information published in the annual report for the year ended 31 December 2006, other than disclosed in this announcement.

14.   Closure of register of members

      The Register of equity holders of the Company will be closed from 11 to 18 May 2007 (both days inclusive). In order to qualify for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on 10 May 2007. The final dividend will be paid on or about 22 May 2007.

CHAIRMAN'S STATEMENT


STABLE YEAR ENHANCED BY ONE-TIME RECEIPTS

A stable year benefited from one-time receipts, and this combination enabled AsiaSat to report an increase in profit for 2006. As we indicated at the time of the interim report, the underlying results from the Company's core business remained largely in line with the previous year.

Asia is experiencing positive economic expansion generally, yet there remains a lack of significant growth in the satellite sector. While the satellite market typically lags behind other industries as economies pick up, this situation is exacerbated by overcapacity and price cutting at the lower end of the transponder market.

Nevertheless, we maintain our leadership and are reporting a growing roster of prime customers, a 6% increase in overall utilisation, and signs that utilisation rates are firming.

PRIVATISATION

As announced on 13 February 2007, the Board received a request from Modernday Limited (the "Offeror"), a company jointly owned by CITIC Group and General Electric Capital Corporation, to put forward the Share Proposal to the Scheme Shareholders for a proposed privatisation of the Company by way of a scheme of arrangement under Section 99 of the Companies Act of Bermuda. The Board has reviewed the Share Proposal and has agreed to put it forward to the Scheme Shareholders. Details of the joint announcement are available at the Company's website, http://www.asiasat.com. The Scheme Document containing further details of the Proposals and the Scheme, the expected timetable, the recommendations of the Independent Board Committee in respect of the Proposals, the letter of advice from the independent financial adviser to the Independent Board Committee, an explanatory statement as required under the Companies Act, and notices of the Court Meeting and the Special General Meeting will be despatched to the shareholders in due course. By the time you receive this annual report, you may have already received the Scheme Document.

FINANCIAL RESULTS

The presentation of the financial results, specifically the comparison between the 2005 and 2006 figures, are again distorted by the inclusion of one-time receipts in 2006 for early termination of contracts.

TURNOVER
Turnover for the year ended 31 December 2006 amounted to HK$930  million (2005:
HK$880 million), HK$50 million above the prior year. Excluding the one-time receipts of HK$50 million on the contract termination, turnover remained unchanged.

PROFIT
The profit  attributable  to equity  holders for 2006 was HK$454 million (2005:
HK$366 million), an increase of HK$88 million or 24%, of which HK$45 million was attributable to the one-time receipts and balance coming from interest income.

CASH FLOW
In 2006, the Group generated a net cash inflow of HK$344 million (2005: HK$401 million) after paying capital expenditure of HK$307 million (2005: HK$24 million) and dividends of HK$137 million (2005: HK$137 million). At the end of 2006, the Group's cash balance increased to HK$1,979 million (2005: HK$1,636 million).

                                                                             18
OPERATING EXPENSES
Operating expenses were contained at HK$207 million (2005: HK$208 million). Expense increases in some areas were offset by savings in others.

DEPRECIATION
Depreciation  expense  increased to HK$298 million (2005:  HK$295 million),  1%
above the prior year. This was mainly attributable to the increase in depreciation of miscellaneous assets.

DIVIDEND

At the forthcoming Annual General Meeting, to be held on 18 May 2007, your Directors will recommend a final dividend of HK$0.27 per share (2005: HK$0.27 per share). This, together with the interim dividend of HK$0.08 per share (2005: HK$0.08 per share), gives a total of HK$0.35 per share (2005: HK$0.35 per share), the same as in the prior year.

BUSINESS REVIEW

NEW SATELLITE
The Company is progressing on schedule with the construction of our new satellite, AsiaSat 5, which is to replace AsiaSat 2 at the orbital location of
100.5 degrees East. However, we have been advised of a delay in the launch vehicle availability.

If there were no changes to be made to the current launch programme, other than the date, the construction would continue on time and the launch would be moved from the second half of 2008 into 2009. This would present no operational or customer issues as AsiaSat 2 is not planned to be retired until 2010. However, this delayed schedule would not provide sufficient time before the anticipated retirement of AsiaSat 2 to rebuild and re-launch a new satellite in the event of an unsuccessful first launch. AsiaSat management is currently considering a number of options to ensure continuity to service in the event of a launch failure.

IN-ORBIT SATELLITES
Throughout 2006, the Group's three in-orbit satellites, AsiaSat 2, AsiaSat 3S and AsiaSat 4, continued to perform well delivering excellent service to our customers. At year end, as reported above, we had increased the number of transponders leased and sold, including the 4 Broadcast Satellite Service
("BSS") transponders leased to Skywave TV for its Direct to Home ("DTH") services, by 6%. This reflects customers' appreciation of the service levels provided by AsiaSat through our own earth station in Tai Po, Hong Kong, combined with back up from our leased Stanley station.

SPEEDCAST
SpeedCast Holdings Limited ("SpeedCast"), an associate in which the Company holds 47%, again improved its overall performance. The company's core business is the provision of two-way and backbone broadband access. I am pleased to report that during the year SpeedCast increased its turnover by 35% to HK$112 million (2005: HK$83 million) and moved from making a small contribution in 2005 to a profit of HK$5 million in 2006. Although SpeedCast operates at a low margin, the company contributed revenue of HK$46 million (2005: HK$32 million) to AsiaSat in 2006. At 31 December 2006, SpeedCast had cash on hand of HK$8 million (2005: HK$5 million). The Group's carrying investment in the company, including goodwill, was below HK$ 0.5 million.

SKYWAVE
Skywave TV Company Limited ("Skywave"), an 80%-owned subsidiary of AsiaSat, established a low cost regional DTH service for Hong Kong, Macau, Taiwan and Southern China at the beginning of 2005. Currently the company offers 37 programmes branded under Family Favourites, Premium Movies and Premium Sports. As the company operates in a highly restrictive and regulated environment, its business remained static and is expected to do so until the market opens up for free competition. For the year 2006, Skywave incurred a loss of HK$4 million (2005: HK$4 million), of which the Group's share was about HK$3 million.

BEIJING ASIA
Our joint venture in Mainland China, Beijing Asia Sky Telecommunications Technology Company Limited ("Beijing Asia"), in which AsiaSat holds a 49% interest, provides VSAT (very small aperture terminal) services in China. The company achieved high growth as turnover reached HK$9 million (2005: HK$3 million), an increase of 200%. The company's loss increased to HK$17 million (2005: HK$8 million). At the end of the year, AsiaSat's investment in Beijing Asia amounted to HK$10 million (2005: HK$14 million).

The Group is committed to provide transponder capacity to Beijing Asia in the form of a loan of up to HK$12 million over a few years, of which 88% has been utilised. The Group's maximum exposure to Beijing Asia is approximately HK$25 million, of which HK$13 million is in the form of a cash contribution.

COMPLIANCE

In addition to the listing on The Stock Exchange of Hong Kong Limited, the Company is also listed on the New York Stock Exchange, Inc. ("NYSE"). As a foreign private issuer on the NYSE, it needs to comply with the requirements of
Section 404 of the Sarbanes-Oxley Act 2002.

Section 404 states that the internal control report requirement applies to companies filing annual reports with the SEC (The U.S. Securities and Exchange Commission) under either Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Compliance for foreign issuers is delayed until their fiscal years ended on or after 15 July 2005. Section 404 requires foreign private issuers to evaluate and disclose their conclusions regarding the effectiveness of their internal control over financial reporting and disclosure controls and procedures.

Section 404 also requires the Company's independent auditors to attest to and report on management's assessment of the Company's internal controls over financial reporting.

Despite a further extension in the compliance timeline for accelerated filers in regards to their independent auditors attesting to and reporting on management's assessment of internal controls over financial reporting, the Company has requested the independent auditors to conduct an attestation in 2006 as originally planned, and provide a report to be filed with the SEC.

OUTLOOK

Economic improvement in Asia continues and demand for transponders is picking up very slowly. However, new satellite supply has been added to an already over-supplied market, and this is keeping rates under pressure at the bottom end and holding back growth in the premium sector, which is disappointing. Nevertheless, it is encouraging that AsiaSat's blue chip customers are committed to our premium services and reliability, and that an increasing number of customers are signing contracts with AsiaSat.

In addition, there are positive trends in the Asian telecommunications and video markets. They include a general increase in demand for video, which is being stimulated by the growth of IPTV (Internet Protocol Television), HDTV

(High Definition Television), Video to Mobile, and DTH services. To some extent, this is being driven by a focus on the approaching 2008 Beijing Olympics.

We are also seeing the gradual liberalisation of the regulatory environment in some markets and these early indicators bode well for the future. Even with these positive indications, the industry needs to see more dramatic changes in some countries' regulatory environments and the faster introduction of some of these new services before we will experience a satellite market that emulates that of Europe or the United States.

The recent submarine earthquake in the Pacific region highlighted the vulnerability of cable networks and, in many cases, the lack of preparedness and alternative methods of distribution anticipated in the business continuity plans of major users. In the aftermath of the quake, satellites played a key role in the rapid restoration of communications in the region, and it is likely that lessons learned will place AsiaSat well for the future.

We also see increasing demand in India and, while there are Indian satellites that are benefiting from this, growth is likely to outstrip supply in due course and AsiaSat is well positioned to benefit from this potential demand. There is also increasing demand for backbone delivery for mobile telephone networks in rural areas as governments and service providers seek to bring communications to the most remote areas.

Globally, the satellite market is seeing consolidation and we anticipate that this will continue and help to reduce excess capacity and bolster rates over time.

Looking ahead, the unique advantages that satellites offer over terrestrial services, especially to television distribution services and private telecommunications networks, will drive future growth for AsiaSat. The Company is financially robust, managed to the highest of world-class standards, and is well positioned for the future. However, progress is very slow and it is for this reason that the Company's share price has under-performed the market and why the proposal to privatise the Company has been presented.

DIRECTORS AND STAFF

Mr. R Donald Fullerton resigned in May 2006 as an Independent Non-executive Director, chairman of the Remuneration Committee and member of the Audit Committee after serving the Company for 10 years. On behalf of the Company, I would like to thank him for his valuable contribution.

Mr. James Watkins was appointed in June 2006 as an Independent Non-executive Director, chairman of the Remuneration Committee and member of the Audit Committee to fill the vacancy. I would like to welcome him to the Board.

Mr. Robert Bednarek resigned in October 2006 as a Non-executive Director and chairman of the Business Development Committee after serving the Company for more than four years. He will be devoting his time to a new position and on behalf of the Company, I would like to thank him for his valuable contribution.

Mr. Romain Bausch stepped down as Chairman of the Board on 1 January 2007 after serving two years in that role and assumed the role as Deputy Chairman in accordance with the biennial rotation arrangement. I would like to thank him for his leadership and wise guidance in steering the Company through the recent difficult times.

Mr. Denis Lau our General Manager Finance and Company Secretary retired on 31 December 2006 after 18.5 years of service with AsiaSat, I wish him well in his well earned retirement. Mr. Lau was replaced by Ms. Sue Yeung. I welcome Ms. Yeung to AsiaSat.

Finally, I want to convey my thanks to Management and Staff for their dedication and loyalty, and for upholding AsiaSat's world-class operating standards and reputation during these less than optimal years. It is for this professionalism that our Company is respected the world over.




MI ZENG XIN
CHAIRMAN

Hong Kong, 5 March 2007


As at the date of this announcement, the Board comprises 12 directors. The Executive Directors are Mr. Peter JACKSON and Mr. William WADE. The Non-executive Directors are Mr. MI Zeng Xin (Chairman), Mr. Romain BAUSCH (Deputy Chairman), Ms. Cynthia DICKINS, Mr. DING Yu Cheng, Mr. KO Fai Wong, Mr. JU Wei Min and Mr. Mark RIGOLLE. The Independent Non-executive Directors are Professor Edward CHEN, Mr. Robert SZE and Mr. James WATKINS.

Please also refer to the published version of this announcement in The
Standard.


DISCLAIMER

STATEMENTS IN THIS ANNOUNCEMENT RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS, UNCERTAINTIES AND OTHER FACTORS, WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE (1) RISKS ASSOCIATED WITH TECHNOLOGY INCLUDING DELAYED LAUNCHES, LAUNCH FAILURES AND IN-ORBIT FAILURES, (2) REGULATORY RISKS, (3) LITIGATION AND MARKET RISKS AND OTHER FACTORS, WHICH ARE DESCRIBED IN FURTHER DETAIL IN THE COMPANY'S 2005 ANNUAL REPORT ON FORM 20-F ON FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.